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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
(No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lyle W. Davis (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane Suite #220	Salt Lake City	Utah	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 9/19/12

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (a Utah Corporation), as of June 30, 2012, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information on pages 16 through 20 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Sorensen, Vance + Company, P.C.

August 28, 2012
Salt Lake City, Utah

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

OATH OR AFFIRMATION

I, Lyle W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson-Davis & Company, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public



CORA POWELL
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 11/16/2015
Commission # 649819

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Current assets:	
Cash and cash equivalents	$ 4,377,047
Cash segregated in accordance with Federal regulations	5,600,000
Receivables from broker dealers and clearing organization	1,379,853
Trading securities, at market value	1,009,074
Receivables from customers, net of allowance for doubtful accounts of $25,000	794,673
Commissions receivable	44,738
Deferred income tax asset	9,800
Total current assets	13,215,185
Cash deposits with clearing organization and other broker dealers	850,123
Property and equipment, at cost, less accumulated depreciation and amortization of $425,193	52,283
Other assets	41,040
Total assets	$ 14,158,631

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 6,838,783
Commissions, payroll and payroll taxes payable	1,974,429
Accounts of and payables to officers and directors	1,324,625
Accounts payable and accrued expenses	478,053
Payables to broker dealers and clearing organization	98,949
Securities sold not yet purchased, at market value	301,897
Income taxes payable	21,458
Current portion of notes payable	24,415
Total current liabilities	11,062,609
Long-term liabilities:	
Deferred income tax liability	11,300
Notes payable	26,371
Subordinated borrowings (includes $650,000 from officers and directors)	760,000
Total long-term liabilities	797,671
Total liabilities	11,860,280
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	2,253,514
Total stockholders' equity	2,298,351
Total liabilities and stockholders' equity	$ 14,158,631

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2012

Revenues:	
Net gains on firm trading accounts	$ 16,655,364
Commissions	2,366,704
Other	25,425
Total revenues	19,047,493
Expenses:	
Compensation, payroll taxes and benefits	16,961,648
Communications	962,928
Regulatory, professional fees and related expenses	440,571
Occupancy and equipment	182,810
Clearing costs and transfer fees	222,861
Bank charges	30,367
Interest	40,260
Bad debt expense	23,052
Other expense	16,024
Total expenses	18,880,521
Income before income taxes	166,972
Income tax expense	58,181
Net income	$ 108,791

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012

Cash Flows from Operating Activities:		
Net income		$ 108,791
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	38,405	
Change in deferred income taxes	(5,200)	
(Increase) decrease in assets:		
Cash segregated in accordance with Federal regulations	(1,400,000)	
Marketable securities	265,275	
Receivables from broker dealers and clearing organization	2,749,135	
Receivables from customers	(379,449)	
Commissions receivable	(7,689)	
Cash deposits with clearing organization and other broker dealers	200,000	
Other assets	(2,088)	
Increase (decrease) in liabilities:		
Payables to customers	(214,666)	
Payables to broker dealers	(89,666)	
Accounts of and payables to officers and directors	242,031	
Securities sold but not yet purchased	167,457	
Trading deposits	(172,500)	
Commissions, payroll and payroll taxes payable	606,857	
Accounts payable and accrued expenses	(3,517)	
Income taxes payable	(7,160)	1,987,225
Net cash provided by operating activities		2,096,016
Cash Flows from Investing Activities:		
Cash paid for purchase of fixed assets	(33,404)	
Net cash (used for) investing activities		(33,404)
Cash Flows from Financing Activities:		
Dividends paid	(35,000)	
Principal payments on long-term debt	20,935	
Net cash (used for) financing activities		(14,065)
Net increase in cash and cash equivalents		2,048,547
Cash and cash equivalents at beginning of year		2,328,500
Cash and cash equivalents at end of year		$ 4,377,047

Supplemental disclosures of cash flow information:

Cash paid for:	
Interest	$ 40,260
Income taxes	$ 70,541

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2011	$ 35,000	$ 9,837	$ 2,179,723	$ 2,224,560
Increased by:				
Net income	--	--	108,791	108,791
Decreased by:				
Dividends paid	--	--	(35,000)	(35,000)
Balances - June 30, 2012	$ 35,000	$ 9,837	$ 2,253,514	$ 2,298,351

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2012

Subordinated Borrowings; **July 01, 2011**	$ 760,000
Issuance of new loan	--
Principal payments on loans	--
Subordinated Borrowings; **June 30, 2012**	$ 760,000

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

The Company has operations in Utah, California, Colorado and New York. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting whereby all revenues are recorded when earned and all expenses are recorded when incurred.

c. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net (see note 4).

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the Company's bank accounts.

e. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of two to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense deductions for tax purposes, when applicable.

g. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

h. Fair Value of Financial Instruments

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

i. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2012 was calculated to be $5,881,424. The Company had $5,600,000 cash on deposit in the reserve account, which was $281,424 less than the amount required. On July 2, 2012 the Company deposited $400,000 to the reserve account in accordance with the rule which created an excess of $118,576.

3. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2012, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from other broker dealers	$ 26,902	$ --
Due from or to the clearing organization, net	1,159,396	--
Fails to deliver and receive	193,555	98,949
Totals	$ 1,379,853	$ 98,949

4. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers at June 30, 2012 include only cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense.

5. PROPERTY AND EQUIPMENT

Property and equipment are summarized by major classifications as follows:

Equipment	$ 277,834
Leasehold improvements	79,455
Software	76,606
Furniture and fixtures	43,581
	477,476
Less accumulated depreciation and amortization	(425,193)
	$ 52,283

6. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with its bank which permits the Company to borrow up to $250,000 at 1% over the bank's prime lending rate (currently 4.25%). Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on October 26, 2012. There was no balance outstanding at June 30, 2012.

7. LONG-TERM DEBT

Long-term debt consisted of the following at June 30, 2012:

Note payable to a company, due in monthly installments of $2,000 including interest at .75% per annum through September 2012	$ 5,993
Note payable to FINRA, due in monthly installments of $1,725 including interest at 6.25% per annum through October 2014	44,793
	50,786
Less: current portion	(24,415)
Long-term debt	$ 26,371

The annual maturities of long-term debt are as follows:

Year Ending June 30	
2013	$ 24,415
2014	19,607
2015	6,764
Total	$ 50,786

8. SUBORDINATED LOAN AGREEMENTS

The Company has entered into ten subordinated loan agreements totaling $760,000, of which $650,000 is payable to officers and directors of the Company. The agreements renew annually and provide for interest at 4% to 5% per annum. The Company anticipates that all notes will be renewed for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 15). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

The carrying amounts of subordinated loan agreements approximate their fair value because of the short maturity of the instruments.

9. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts and depreciation. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 47,121
State and local income and franchise taxes	16,260
Change in deferred taxes for current year timing differences	(5,200)
Income tax expense	$ 58,181

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax expense	$ 56,771
Computed "expected" state tax expense	8,349
Computed "expected" state tax effect	(2,839)
Effect of graduated income tax rates	(8,561)
Depreciation recognition timing differences	4,509
Non-taxable revenues	(269)
Non-deductible expenses	221
Income tax expense	$ 58,181

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Short-term deferred income tax asset			
Allowance for doubtful accounts	$ 25,000	39%	$ 9,800
Long-term deferred income tax liability			
Tax depreciation in excess of book depreciation	($ 29,070)	39%	($ 11,300)

The Financial Accounting Standards Board (FASB) has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

10. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and two branch offices. Rent expense totaling $144,406 was charged to operations during the last fiscal year.

The future minimum payments required by the office lease agreements in effect at June 30, 2012 are as follows:

Year Ending June 30	Amount
2013	$ 89,223
2014	77,840
2015	39,495
Thereafter	--
Total minimum payments required	$ 206,558

11. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. A profit sharing contribution totaling $299,550 was accrued and charged to operations for the year ended June 30, 2012.

12. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2012, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $1,324,625. Amounts received or paid on these accounts occur in the normal course of business.

b. Subordinated borrowings

Six subordinated loan agreements totaling $650,000 are with officers and directors of the Company (see note 8).

13. FAIR VALUE MEASUREMENT

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of June 30, 2012:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Trading securities	$ 1,009,074	$ --	$ --	$ 1,009,074
Totals	$ 1,009,074	$ --	$ --	$ 1,009,074
Liabilities				
Securities sold not yet purchased	$ 301,897	$ --	$ --	$ 301,897
Totals	$ 301,897	$ --	$ --	$ 301,897

14. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company no longer maintains customer margin accounts. Therefore, the Company has no exposure to the credit and market risks associated with margin accounts.

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2012 the Company had approximately $4,276,237 in excess of the FDIC limit.

15. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2012 the Company's net capital was $2,675,853 which was $2,246,853 in excess of the minimum required.

16. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 28, 2012, the date which the financial statements were available to be issued, and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2012

WILSON-DAVIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2012

Total stockholders' equity		$ 2,298,351
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		2,323,351
Liabilities subordinated to claims of general creditors allowable in computation of net capital		760,000
Total capital and allowable subordinated liabilities		3,083,351
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 91,082	
Aged fails-to-deliver	1,144	
Aged fails-to-receive	80	
Total deductions and/or charges		92,306
Net capital before haircuts on securities positions		2,991,045
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	315,192	
Money market funds	--	
Undue concentration	--	
Total haircuts		315,192
Net capital		$ 2,675,853

See reconciliation to respondent's unaudited computation on page 17.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
JUNE 30, 2012

Net capital per respondent's unaudited computation	$ 2,962,153
Net adjustments to stockholders' equity	(271,034)
(Increase) in non-allowable assets	(14,694)
(Increase) in aged fails to deliver and receive	(517)
(Increase) in securities haircuts	(55)
Net capital per audit	$ 2,675,853

WILSON-DAVIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2012

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$ 5,975,810	
Customers' securities failed to receive	194,993	
Credit balances in firm accounts which are attributable to principal sales to customers	2,142	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		$ 6,172,945
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	124,650	
Failed to deliver of customers' securities not older than 30 calendar days	175,887	
Aggregate debit items		300,537
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(9,016)
TOTAL DEBITS		291,521
RESERVE COMPUTATION		
Excess of total debits over total credits		
Excess of total credits over total debits		5,881,424
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period		5,600,000
Amount of deposit (or withdrawal)		400,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal		$ 6,000,000
Date of deposit or withdrawal		07/02/12

See reconciliation to respondent's unaudited computation on page 19.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2012

	Debits	Credits
Totals per respondent's unaudited computation	$ 336,346	$ 6,172,463
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	(843)
Increase (decrease) in customer accounts	(2,982)	(76,511)
Increase in customer securities failed to deliver/receive	(43,229)	77,836
(Increase) in 3% of debit items (alternative method)	1,386	--
Totals per audit	$ 291,521	$ 6,172,945

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2012

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 39*
Number of items	2*
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes __X__ No______

* Neither item was subsequently reduced to possession or control.

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance & Company, P.C.

August 28, 2012
Salt Lake City, Utah

SORENSEN VANCE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Wilson-Davis & Company, Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Wilson-Davis & Company, Inc. (Company) and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to check copies noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2012 with the amounts reported in Form SIPC-7 for the period from July 1, 2011 to June 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 (if applicable) with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and
5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sorensen, Vance + Company, P.C.

August 28, 2012
Salt Lake City, Utah

3115 East Lion Lane, Suite 220 • Salt Lake City, Utah 84121 • (801) 733-5055 • Fax (801) 733-6783

AMENDED

SIPC-7
(33-REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended JUNE 30, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014299 FINRA JUN
WILSON DAVIS & CO INC
PO BOX 11587
SALT LAKE CITY UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
LYLE DAVIS (801) 532-1313

2. A.	General Assessment (item 2e from page 2)	$ 47,617
B.	Less payment made with SIPC-6 filed (exclude interest) 01/26/12 Date Paid	(14,978)
C.	Less prior overpayment applied or amount filed with original SIPC-7 on 7/27/12	(32,317)
D.	Assessment balance due or (overpayment)	322
E.	Interest computed on late payment (see instruction E) for 28 days at 20% per annum	5
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 327
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 327
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WILSON-DAVIS & CO., INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

SECRETARY/TREASURER
(Title)

Dated the 28 day of AUGUST, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JULY 1, 20 11 and ending JUNE 30, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 19,047,493

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 813

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 813

Total deductions 813

2d. SIPC Net Operating Revenues $ 19,046,680

2e. General Assessment @ .0025 $ 47,617

(to page 1, line 2.A.)